SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              Primus Guaranty, Ltd.
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                                (Name of Issuer)

                          Common Stock, $0.08 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G72457107
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                                 (CUSIP Number)

                      Stephen Krug, Chief Operating Officer
                            Second Curve Capital, LLC
                           237 Park Avenue, 9th Floor
                            New York, New York 10017
                             Tel: 1 (646) 563-7610
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 2, 2008
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

CUSIP No.  G72457107
           ---------------------

1.   NAME OF REPORTING PERSONS

     Second Curve Capital, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,553,666

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,553,666

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,553,666

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.6%

14.  TYPE OF REPORTING PERSON

     OO, IA

CUSIP No.  G72457107
           ---------------------

1.   NAME OF REPORTING PERSONS

     Thomas K. Brown

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,553,666

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,553,666

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,553,666

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.6%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.  G72457107
           ---------------------

1.   NAME OF REPORTING PERSONS

     Second Curve Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,796,471

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,796,471

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,796,471

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  G72457107
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     Primus Guaranty, Ltd. Common Stock, par value $0.08 per share (the
"Shares")

     Clarendon House
     2 Church Street
     Hamilton
     HM 11, Bermuda

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Item 2.  Identity and Background.

(a-c,f)

This Schedule 13D is being filed by (i) Second Curve Partners, L.P. ("Second Curve Partners"), (ii) Second Curve Capital, LLC ("Second Curve Capital"), the investment manager of Second Curve Partners and other private investment vehicles, and (iii) Thomas K. Brown, the managing member of Second Curve Capital (each of Second Curve Partners, Second Curve Capital and Thomas K. Brown may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

Second Curve Partners is a New York limited partnership with its principal business address at 237 Park Avenue, 9th Floor, New York, New York 10017.

Second Curve Capital is a Delaware limited liability company with its principal business address at 237 Park Avenue, 9th Floor, New York, New York 10017.

Thomas K. Brown is a United States citizen whose principal business address is c/o Second Curve Capital, LLC, 237 Park Avenue, 9th Floor, New York, New York 10017.

The Shares reported herein are held in the name of Second Curve Partners and other funds and accounts advised by Second Curve Capital.

(d)

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof Second Curve Capital may be deemed to beneficially own 6,553,666 Shares.

As of the date hereof Thomas K. Brown may be deemed to beneficially own 6,553,666 Shares.

As of the date hereof Second Curve Partners may be deemed to beneficially own 2,796,471 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

The Reporting Persons may be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, and others, including other significant shareholders, regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b)

As of the date hereof, Second Curve Capital may be deemed to be the beneficial owner of 6,553,666 Shares, constituting 15.6% of the Shares of the Issuer based upon the 42,100,750 Shares outstanding as of December 1, 2008.

Second Curve Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,553,666 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,553,666 Shares.

Second Curve Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, Thomas K. Brown may be deemed to be the beneficial owner of 6,553,666 Shares, constituting 15.6% of the Shares of the Issuer based upon the 42,100,750 Shares outstanding as of December 1, 2008.

Thomas K. Brown has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,553,666 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,553,666 Shares.

Thomas K. Brown specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

As of the date hereof, Second Curve Partners may be deemed to be the beneficial owner of 2,796,471 Shares, constituting 6.6% of the Shares of the Issuer based upon the 42,100,750 Shares outstanding as of December 1, 2008.

Second Curve Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,796,471 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,796,471 Shares.

Second Curve Partners specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(c)

The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and all such transactions were effected in open market transactions.


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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Second Curve Partners, L.P.
By: Second Curve Management, LLC
By: Thomas K. Brown, Managing Member

By: /s/ Thomas K. Brown
    -------------------


Second Curve Capital, LLC
By: Thomas K. Brown, Managing Member

By: /s/ Thomas K. Brown
    -------------------


/s/ Thomas K. Brown
-------------------
    Thomas K. Brown



December 4, 2008



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated December 4, 2008 relating to the Common Stock, par value $0.08 per share of Primus Guaranty, Ltd. shall be filed on behalf of the undersigned.


Second Curve Partners, L.P.
By: Second Curve Management, LLC
By: Thomas K. Brown, Managing Member

By: /s/ Thomas K. Brown
    -------------------


Second Curve Capital, LLC
By: Thomas K. Brown, Managing Member

By: /s/ Thomas K. Brown
    -------------------


/s/ Thomas K. Brown
-------------------
    Thomas K. Brown



December 4, 2008

                                                                       Exhibit B

                           TRANSACTIONS IN THE SHARES

                      TRANSACTIONS BY SECOND CURVE PARTNERS

    Date of                     Number of Shares
  Transaction                   Purchased/(Sold)            Price Per Share
  -----------                   ----------------            ---------------

   10/9/2008                         115,290                   0.9805
   10/13/2008                        (49,250)                    1.16
   10/13/2008                           (750)                     1.2
   10/14/2008                         (1,500)                  0.9437
   10/14/2008                        (98,500)                    0.93
   11/7/2008                          96,075                   0.6998
   11/10/2008                         38,430                   0.6926
   11/11/2008                         38,544                   0.6031
   11/26/2008                         19,216                    0.813
   11/28/2008                         19,216                   0.8721


                  TRANSACTIONS BY FUNDS AND ACCOUNTS ADVISED BY
              SECOND CURVE CAPITAL OTHER THAN SECOND CURVE PARTNERS

    Date of                     Number of Shares
  Transaction                   Purchased/(Sold)            Price Per Share
  -----------                   ----------------            ---------------

   10/9/2008                          34,710                   0.9805
   10/10/2008                         75,000                   0.7774
   10/13/2008                         49,250                     1.16
   10/13/2008                            750                      1.2
   10/13/2008                        196,805                   1.1778
   10/13/2008                          3,195                     1.19
   10/14/2008                          1,500                     0.95
   10/14/2008                         98,500                     0.93
   10/14/2008                         48,400                   0.9416
   10/14/2008                          1,600                   0.9441
   10/17/2008                          1,598                   0.8991
   10/17/2008                         43,631                   0.8863
   10/30/2008                        150,000                   0.3957
   10/31/2008                         74,200                   0.4137
   10/31/2008                            800                     0.44
   11/4/2008                         198,402                   0.8936
   11/4/2008                           1,598                   0.8731
   11/7/2008                          53,925                   0.6998
   11/10/2008                         11,570                   0.6926
   11/11/2008                         11,605                   0.6031
   11/12/2008                         50,000                   0.5973
   11/13/2008                         24,200                   0.5841
   11/13/2008                            800                   0.5436
   11/14/2008                         24,200                   0.5985
   11/14/2008                            800                     0.54
   11/17/2008                         24,200                    0.519
   11/17/2008                            800                     0.51
   11/18/2008                         24,200                   0.4835
   11/18/2008                            800                    0.515
   11/20/2008                         33,880                   0.4919
   11/20/2008                          1,120                   0.5088
   11/21/2008                         24,200                   0.6429
   11/21/2008                            800                     0.58
   11/24/2008                         24,200                   0.6856
   11/24/2008                            800                     0.73
   11/25/2008                         73,400                   0.5959
   11/25/2008                          1,600                   0.6163
   11/26/2008                          5,784                    0.813
   11/28/2008                          5,784                   0.8721
   12/2/2008                         152,800                   0.7196
   12/2/2008                        (105,700)                     0.7


SK 21989 0009 943661